FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES AWARD FOR
THE RIO VERDE - CIUDAD VALLES HIGHWAY

• The concession includes the construction, exploitation, operation, maintenance, and conservation of the 113 km highway
• The total estimated investment is US$300 million

Mexico City, July 5, 2007 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announced that the Ministry of Communications and Transportation (SCT) today awarded the 20 year concession for a 113.2 km highway between Río Verde and Ciudad Valles in the state of San Luis Potosí to a consortium made up by Desarrolladora de Proyectos de Infraestructura, S.A. de C.V., Controladora de Operaciones de Infraestructura, S.A. de C.V. and Ingenieros Civiles Asociados, S.A. de C.V.—all ICA subsidiaries. The estimated total investment will be approximately US$300 million. The award announcement was made by the SCT today at noon, with respect to the international public call for bids number 00009076-005-06.

The scope of the concession includes: (i) the operation, conservation, maintenance, modernization, and widening of Tranche I from Río Verde – Rayón, 36.6 km; (ii) the construction, operation, exploitation, conservation, and maintenance of Tranche II from Rayón – La Pitahaya, 68.6 km; and (iii) the operation, conservation, maintenance, modernization, and widening of Tranche III from La Pitahaya – Ciudad Valles, 8.0 km. This concession includes the exclusive right for the long term service contract with the Federal Government, acting through the SCT.

The company will announce the signing of the concession, operating, and maintenance contracts, as well other information on the project at the appropriate time.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer